August 20, 2025

Clayton Adams
Chief Executive Officer
CleanCore Solutions, Inc.
5920 S 118th Circle
Omaha, NE 68137

       Re: CleanCore Solutions, Inc.
           Draft Registration Statement on Form S-3
           Submitted August 12, 2025
           CIK No. 0001956741
Dear Clayton Adams:

       This is to advise you that we do not intend to review your registration statement.

        We request that you publicly file your registration statement and non-public draft submission on EDGAR at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Juan Grana at 202-551-6034 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of
Industrial Applications and
                                                            Services
cc:   Louis A. Bevilacqua, Esq.